UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number 001-42254

Rezolve AI PLC

(Translation of registrant’s name into English)

21 Sackville Street,

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

GroupBy Acquisition Closing

As previously disclosed, on February 11, 2025, Rezolve AI Limited (the “Company”) entered into a purchase agreement (the "Purchase Agreement"), by and among the Company, GroupBy Inc. ("GroupBy"), GroupBy International ("GroupBy International") and Fortis Advisors LLC, a Delaware limited liability company, as the representative of the sellers party thereto (the “Sellers”), pursuant to which the Company agreed to purchase, and the Sellers agreed to sell, the entire issued and to be issued share capital of each of GroupBy and GroupBy International (the “Acquisition”).

On March 25, 2025, the Company closed the Acquisition (the "Closing"). As consideration for the Acquisition, the Company issued an aggregate of 3,999,902 of ordinary shares of £0.0001 nominal value in the capital of the Company ("Ordinary Shares") in a private placement to the Sellers. In addition, the Company intends to grant stock options exercisable for an aggregate of 3,098,270 Ordinary Shares to certain individuals pursuant to the Purchase Agreement.

On March 26, 2025, the Company issued a press release announcing the closing of the Acquisition. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Novation Agreement and Subscription Letter

In connection with the Closing, on March 25, 2025, the Company entered into a Subscription Letter (the "Subscription Letter"), by and between the Company and WAB, pursuant to which the Company agreed to issue to WAB a number of Ordinary Shares which is equal to $12,300,000 (the "Subscription Shares").

In consideration for the allotment of the Subscription Shares, WAB will irrevocably and unconditionally release and discharge the Company from the obligations owed by the Company to WAB.

Re-registration as a Public Limited Company

On March 28, 2025, the Company altered its legal status under English law from a private limited company and re-registered as a public limited company. In connection with the re-registration as a public limited company, the Company changed its name from Rezolve AI Limited to Rezolve AI PLC.

Exhibit No.	Description
3.1	Articles of Association of Rezolve AI PLC
10.1	Novation Agreement, dated March 25, 2025, by and among Rezolve AI Limited, Western Alliance Bank, GroupBy Inc, GroupBy USA Inc. and GroupBy International Ltd.
10.2	Subscription Letter, dated March 25, 2025, by and among Rezolve AI Limited and Western Alliance Bank.
99.1	Press Release, dated March 26, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 31, 2025

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman